EXHIBIT 4.3

FIRST AMENDMENT TO RIGHTS AGREEMENT
BETWEEN
WOLVERINE WORLD WIDE, INC.
AND
HARRIS TRUST AND SAVINGS BANK

                    This First Amendment to Rights Agreement (the "Amendment") amends the Rights Agreement between WOLVERINE WORLD WIDE, INC. ("Wolverine") and HARRIS TRUST AND SAVINGS BANK ("Harris Bank") dated April 17, 1997 (the "Rights Agreement"). COMPUTERSHARE INVESTOR SERVICES, L.L.C. ("Computershare") joins in this amendment as successor in interest to Harris Bank. Capitalized terms not otherwise defined in this Amendment shall have the meanings set forth in the Rights Agreement.

                    WHEREAS, under the Rights Agreement, Harris Bank is appointed as the "Rights Agent" as defined therein; and

                    WHEREAS, Harris Bank has transferred certain of its operations to Computershare; and

                    WHEREAS, as successor in interest to Harris Bank under the Rights Agreement, the parties now desire that Computershare be appointed Rights Agent under the Rights Agreement.

                    In consideration of the terms set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

          1.          Appointment of Substitute Rights Agent. Wolverine hereby appoints Computershare to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 of the Rights Agreement, shall, prior to the Distribution Date, also be the holders of the Common Stock) in accordance with the terms and conditions hereof, and Computershare hereby accepts such appointment to serve as Rights Agent. The appointment of Computershare as Rights Agent is deemed effective as of June 30, 2000 (the "Effective Date"). As of the Effective Date, all references in the Rights Agreement to "Rights Agent" shall be deemed to refer to Computershare, Harris Bank shall no longer be the Rights Agent and Computershare shall be fully responsible for all responsibilities and obligations of Rights Agent under the Rights Agreement.

          2.          Section 21. Section 21 of the Rights Agreement is amended in its entirety and replaced with the following provision:

"Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing mailed to the Company, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation or trust company (or similar form of entity under the laws of any state of the United States or a foreign jurisdiction) authorized to conduct business under the laws of the United States or any state of the United States, in good standing, having a principal office in any state of the United States, which is authorized under such laws to exercise corporate trust, fiduciary or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10,000,000. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and the Preferred Stock, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be."

          3.          Section 24. The address stated for the Rights Agent under Section 24 of the Rights Agreement is amended and replaced with the following:

Computershare Investor Services, L.L.C. 2 North LaSalle Chicago, Illinois 60602 Attention: Charles Zade

          4.          Except as specifically set forth in this Amendment, all terms and conditions as set forth in the Rights Agreement shall remain in full force and effect.

                    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested as of the dates set forth below.

Attest:	WOLVERINE WORLD WIDE, INC.

By /s/ James D. Zwiers	By /s/ Blake W. Krueger
James D. Zwiers Associate General Counsel and Assistant Secretary	Blake W. Krueger Executive Vice President, General Counsel and Secretary

Attest:	HARRIS TRUST AND SAVINGS BANK

By /s/ Blanche O. Hurt	By /s/ Martin J. McHale
Blanche O. Hurt Vice President and Senior Counsel	Martin J. McHale Vice President

Attest:	COMPUTERSHARE INVESTOR SERVICES, L.L.C.

By /s/ Tod C. Shafer	By /s/ Keith A. Bradley
Tod C. Shafer Manager, Client Services	Keith A. Bradley Manager, Client Services